ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-137902

Dated: October 2, 2007

Barrier Rebate Securities Linked to a Global Index Basket

1 year Maturity    ■    20% Return Barrier    ■    10% Buffer

5.25%-7.25% Rebate

Indicative Terms & Conditions – October 2, 2007	Offering Period: October 2, 2007 – October 25, 2007

Summary Terms

Issuer	:	Deutsche Bank AG, London Branch (Moody’s Aa1)†

Offering	:	Barrier Rebate Securities Linked to a Global Index Basket due November 5, 2008 (the “Securities”)

Denominations	:	$1,000 per Security (minimum investment $1,000)

Basket	:

The Securities are linked to a basket consisting of the following three indices (the “Basket Indices”):

•     S&P 500® Index (Bloomberg: SPX <Index>)

•     Dow Jones EURO STOXX 50® Index (Bloomberg: SX5E <Index>)

•     Nikkei® 225 Index (Bloomberg: NKY <Index>)

Term	:	1 year

Initial Basket Level	:	100

Final Basket Level	:

The Basket closing level on the Final Valuation Date, calculated as follows:

100 × [1 + (S&P Return x 33.34%) + (EURO STOXX Return x 33.33%) + (Nikkei Return x 33.33%)]

where the “S&P Return,” “EURO STOXX Return,” and “Nikkei Return” are the performances of the respective Basket Indices, each expressed as a percentage, from the respective index closing level on the Trade Date to the respective index closing level on any trading day.

Return Barrier	:	20%

Basket Barrier	:	120

Buffer Level	:	10% of the Initial Basket Level (first 10% depreciation of the Basket is fully protected)

†	A credit rating is not a recommendation to buy, sell or hold securities, and may be subject to revision at any time by the assigning rating agency.

Basket Return	:	(Final Basket Level – Initial Basket Level) / Initial Basket Level

Rebate	:	5.25% – 7.25% (to be determined on the Trade Date)

Observation Period	:	The period starting on (and including) the Trade Date through (and including) the Final Valuation Date

Payment at Maturity	:

If the closing level of the Basket was not greater than the Basket Barrier on any trading day during the Observation Period, at maturity you will receive a cash payment per $1,000 Security face amount determined as follows:

•     If the Final Basket Level is greater than or equal to the Initial Basket Level:

$1,000 + $1,000 x Basket Return.

•     If the Final Basket Level declines from the Initial Basket Level, and such decline is equal to or less than the Buffer Level:

$1,000

•     If the Final Basket Level declines from the Initial Basket Level, and such decline is greater than the Buffer Level:

$1,000 + $1,000 x (Basket Return + Buffer Level)

If the closing level of the Basket was greater than the Basket Barrier on at least one trading day during the Observation Period, at maturity you will receive a cash payment per $1,000 Security face amount determined as follows:

•     If the Final Basket Level declines from the Initial Basket Level, and such decline is greater than the Buffer Level:

$1,000 + $1,000 x (Basket Return + Buffer Level + Rebate)

•     Otherwise:

$1,000 + $1,000 x Rebate

Listing	:	Unlisted – Indicative secondary pricing may be obtained on Bloomberg Page: DBUS <GO> or on the X-markets website at http://www.usxmarkets.db.com

Business Days	:	London and New York (following business day convention)

Form of Security	:	Global, Book-Entry. The Securities will be represented by a single registered global security deposited with The Depository Trust Company

Agents	:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas

Discounts and Commissions	:	The Agents will not receive a commission in connection with the sale of the Securities. The Agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 Security face amount. Deutsche Bank AG may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 Security face amount.

Security Codes	:	CUSIP: 2515A0 FE 8 ISIN: US2515A0FE82

Relevant Dates

Initial Valuation Date	:	October 25, 2007

Initial Settlement Date	:	October 30, 2007

Final Valuation Date	:	October 31, 2008

Maturity / Final Settlement Date	:	November 5, 2008

Product Snapshot

Indicative Terms

Structure:

• Basket:	The S&P 500® Index (Bloomberg: SPX <Index>) The EURO STOXX 50® (Bloomberg: SX5E <Index>) The Nikkei® 225 (Bloomberg: NKY <Index>)
• Maturity:	November 5, 2008
• Return Barrier:	20%
• Buffer Level:	10%
• Rebate:	5.25% - 7.25% (to be determined on the Trade Date)
• Downside Risk:	One-for-one downside participation with 10% Buffer

Positioning:

•	Equity alternative that facilitates a moderately bullish view on the Basket.
•	Fixed income return in the form of a Rebate in the event the Basket Barrier is breached.

Best Case Scenario:

•	Investors will receive a return of their initial investment multiplied by the Basket Return paid at maturity up and including to the Basket Barrier.

Worst Case Scenario:

•	10% of the initial investment in the Securities is protected at maturity by the Buffer Level.
•	If the Basket declines below the Initial Basket Level by more than the Buffer Level, an investment in the Securities may decline by 1% for every 1% decline in the Basket below the Buffer Level of 10%.
•	Maximum loss is 90% of the initial investment, subject to the credit of the Issuer.

Risk Considerations:

•	Because the Securities are not 100% principal protected, and the return on the Securities is linked to the performance of the Basket, investors may lose up to 90% of their initial investment.
•	Return on the Securities is linked to the value of the Basket (without taking into consideration the value of dividends paid on the component stocks underlying the Basket Indices).
•	An investment in the Securities is subject to the credit of the Issuer.

Investing in the Securities involves a number of risks. See “Selected Risk Factors” in this product snapshot, “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement.

Hypothetical Scenario Analysis at Maturity:

•

Hypothetical scenario analysis contained herein does not reflect the reinvestment of dividends and does not reflect advisory fees, brokerage or other commissions, or any other expenses an investor may incur in connection with the Securities.

•

No representation is made that any trading strategy or account will, or is likely to, achieve results similar to those shown. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis below.

The table below illustrates the payment at maturity per $1,000 Security face amount for a hypothetical range of performance for the Basket from -100% to +100% in the case where the closing level of the Basket was not greater than the Basket Barrier on any trading day during the Observation Period and in the case where the closing level of the Basket was greater than the Basket Barrier on at least one trading day during the Observation Period.

The following results are based solely on the hypothetical example cited and assume a Rebate of 6.25% (the actual Rebate will be determined on the Trade Date). You should consider carefully whether the Securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Basket Level	Basket Return	Closing Level of the Basket not Greater than the Basket Barrier on any Trading Day During the Observation Period		Closing Level of the Basket Greater than the Basket Barrier on at Least One Trading Day During the Observation Period
		Payment at Maturity	Return on Security	Payment at Maturity	Return on Security
200	100.00%	n/a	n/a	$1,062.50	6.25%
150	50.00%	n/a	n/a	$1,062.50	6.25%
125	25.00%	n/a	n/a	$1,062.50	6.25%
120	20.00%	$1,200.00	20%	$1,062.50	6.25%
115	15.00%	$1,150.00	15%	$1,062.50	6.25%
110	10.00%	$1,100.00	10%	$1,062.50	6.25%
105	5.00%	$1,050.00	5%	$1,062.50	6.25%
100	0.00%	$1,000.00	0%	$1,062.50	6.25%
95	-5.00%	$1,000.00	0%	$1,062.50	6.25%
90	-10.00%	$1,000.00	0%	$1,062.50	6.25%
85	-15.00%	$950.00	-5%	$1,012.50	1.25%
80	-20.00%	$900.00	-10%	$962.50	-3.75%
75	-25.00%	$850.00	-15%	$912.50	-8.75%
50	-50.00%	$600.00	-40%	$662.50	-33.75%
0	-100.00%	$100.00	-90%	$162.50	-83.75%

Selected Risk Factors

•

YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — Your investment will be exposed to any decline in the Final Basket Level, as compared to the Initial Basket Level, beyond the 10% Buffer Level. Accordingly, you could lose up to $900 for each $1,000 Security face amount that you invest.

•

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — The original issue price of the Securities includes the agents’ commission and the cost of hedging our obligations under the Securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase Securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the Maturity Date could result in a substantial loss to you.

•

WE ARE ONE OF THE COMPANIES THAT MAKE UP THE DOW JONES EURO STOXX 50® INDEX, BUT WE ARE NOT AFFILIATED WITH ANY OTHER COMPANY INCLUDED IN THE DOW JONES EURO STOXX 50® INDEX, THE NIKKEI® 225 INDEX OR THE S&P 500® INDEX

•	THE BASKET RETURN FOR THE SECURITIES WILL NOT BE ADJUSTED FOR CHANGES IN EXCHANGE RATES RELATED TO THE U.S. DOLLAR THAT MIGHT AFFECT THE DOW JONES EURO STOXX 50® INDEX OR THE NIKKEI® 225 INDEX

•

CHANGES IN THE VALUE OF THE BASKET INDICES MAY OFFSET EACH OTHER — At a time when the value of some of the Basket Indices increases, the value of other Basket Indices may not increase as much or may decline. Therefore, in calculating the Final Basket Level, increases in the value of one or more of the Basket Indices may be moderated, offset or more than offset, by lesser increases or declines in the value of the other Basket Indices.

•

NO COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the Securities, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Basket Indices would have.

•

LACK OF LIQUIDITY — The Securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the Securities in the secondary market but are not required to do so and may cease such market-making activities at any time.

•

WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE BASKET TO WHICH THE SECURITIES ARE LINKED OR THE MARKET VALUE OF THE SECURITIES

•

POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.

•

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — In addition to the level of the Basket on any day, the value of the Securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

•

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN A SECURITY ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. tax treatment of a Security, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of a Security are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment, the timing and/or character of income on a Security might differ materially and adversely from the description herein. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in a Security (including alternative treatments), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. You should review carefully the sections of the accompanying pricing supplement product supplement entitled “Certain U.S. Federal Income Tax Consequences.”

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this product snapshot relates. Before you invest, you should read the prospectus in that registration statement and the other documents, including term sheet No. 192OO, relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement OO, term sheet No. 192OO and this product snapshot if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

“Standard & Poor’s”, “S&P”, “S&P 500” and “500” are trademarks of Standard & Poor’s (“S&P”), a division of the McGraw-Hill Companies, Inc. and have been licensed for use by Deutsche Bank AG. “Dow Jones EURO STOXX 50” and “STOXX” are service marks of STOXX Limited and Dow Jones and have been licensed for use by Deutsche Bank AG. “Nikkei”, “Nikkei Stock Average”, and “Nikkei 225” are the service marks of Nikkei Inc. and have been licensed for use by Deutsche Bank AG. The Securities are not sponsored, endorsed, sold, or promoted by S&P, STOXX Limited or Nikkei Inc. None of S&P, STOXX Limited or Nikkei Inc. makes any representations or warranties to the owners of the Securities or any member of the public regarding the advisability of investing in the Securities. None of S&P, STOXX Limited or Nikkei Inc. has any obligation or liability in connection with the operation, marketing, trading or sale of the Securities.

NOT FDIC/NCUA INSURED / MAY LOSE VALUE / NO BANK GUARANTEE NOT A DEPOSIT / NOT INSURED BY ANY FEDERAL GOVERNMENTAL AGENCY